IPA to Present at The Microcap Conference 2025

VICTORIA, British Columbia--(BUSINESS WIRE)--December 19, 2024--IPA (IMMUNOPRECISE ANTIBODIES LTD.) (the “Company” or “IPA”) (NASDAQ: IPA), an AI-driven biotherapeutic research and technology company, today announced is pleased to announce its participation in The Microcap Conference 2025, the premier event for growth-focused companies and investors. The conference will take place January 28-30, 2025, in Atlantic City, NJ.

IPA’s management team will deliver a corporate presentation and engage in one-on-one meetings with institutional and individual investors to discuss the company’s recent developments, growth strategy, and investment opportunities

About The Microcap Conference 2025

The Microcap Conference is the largest independent microcap event in the U.S., bringing together top-tier investors and executives from microcap companies. The event offers a platform for companies to showcase their value propositions through presentations, one-on-one meetings, and networking opportunities.

The 2025 event will feature:

• Keynote Speakers: Renowned industry figures, including Jon Ledecky, Co-Owner of the New York Islanders, who will engage in a fireside chat with CNBC’s Bob Pisani; plus Tom Gardner, CEO of Motley Fool, who will share insights on investing, market trends, and entrepreneurial success.

• Expert Panels and Presentations: Financial commentators Ron Insana (CNBC) and Charlie Gasparino (FOX Business) will cover critical topics for the US equity markets, from capital formation to regulatory updates and market trends.

• Entertainment Headliner: A special performance by Tom Papa, celebrated comedian and host of Netflix specials, ensuring a memorable evening for attendees.

Hosted by DealFlow Events, The Microcap Conference is renowned for its blend of high-quality content, engaging networking, and exceptional entertainment. For more information, visit https://themicrocapconference.com.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is a biotechnology company that leverages multi-omics modeling and complex artificial intelligence through a series of proprietary and patented technologies. The Company owns an integrated end-to-end suite of capabilities to support the development of therapeutic antibodies and is known for solving very complex industry challenges. IPA has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”).

Contacts

Investor Relations Contact

investors@ipatherapeutics.com